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	May 8, 2017	WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS
VIA EDGAR Ms. Kim McManus Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549		SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Re:	Five Point Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-11
Filed April 24, 2017
File No. 333-217213
CIK No. 0001574197

Dear Ms. McManus:

Enclosed is a copy of Amendment No. 2 to the Registration Statement on Form S-11 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof, of Five Point Holdings, LLC (the “Company,” “we” or “us”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Commission set forth in the Staff’s letter, dated May 5, 2017 (the “Comment Letter”). For your convenience, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. The Staff’s comments are indicated in bold italics. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement, unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Dilution, page 56

1.	Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of the officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Response: We have revised the disclosure as requested.

Exhibit 5.1

2.	We note the assumption in your legality opinion that the Operating Agreement is the only limited liability company agreement, as defined under the Delaware Limited Liability Company Act, of the company. Please tell us the basis for this assumption and provide an analysis as to whether it “assumes away” material facts underlying the opinion, including whether the securities will be validly issued. Refer to Staff Legal Bulletin No. 19 for guidance.

Response: We have filed as Exhibit 5.1 a revised opinion that does not include that assumption.

***

Please contact the undersigned at (213) 687-5396 should you require further information.

Very truly yours,

/s/ Jonathan L. Friedman

Jonathan L. Friedman, Esq.

cc:	Securities and Exchange Commission
Rahul Patel
Shannon Sobotka
Eric McPhee

Five Point Holdings, LLC
Michael Alvarado

Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.

Proskauer Rose LLP
Philippa M. Bond, Esq.
Frank J. Lopez, Esq.